UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 14, 2013: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2012.

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2012

Maroussi, Athens, Greece – February 14, 2013 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights:

•

Net loss of $2.0 million or $0.04 loss per share basic and diluted on total net revenues of $12.4 million.  Adjusted net loss1 for the period would have remained unchanged at $2.0 million or $0.04 loss per share basic and diluted.

•

Adjusted EBITDA1 was $2.5 million.

•

An average of 15.00 vessels were owned and operated during the fourth quarter of 2012 earning an average time charter equivalent rate of $9,510 per day.

•

Declared a quarterly dividend of $0.015 per share for the fourth quarter of 2012 payable on or about March 9, 2013 to shareholders of record on March 2, 2013. This is the 30th consecutive quarterly dividend declared.

Full year 2012 Highlights:

•

Net loss of $13.2 million or $0.34 net loss per share basic and diluted on total net revenues of $52.5 million.  Adjusted net loss1 for the period would have been $4.0 million or $0.10 net loss per share basic and diluted.

•

Adjusted EBITDA1 was $14.9 million.

•

An average of 15.21 vessels were owned and operated during the twelve months of 2012 earning an average time charter equivalent rate of $10,155 per day.

•

Declared four quarterly dividends for a total of $0.09 per share during full year 2012.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Containership and drybulk markets remained depressed during the fourth quarter of 2012 and year-to-date 2013 due to slow demand growth and abundant vessel supply. More vessel deliveries scheduled during 2013, mirroring orders placed up to mid- 2011, are expected to make this year a challenging one as well as only modest world economic growth, and thus seaborne trade growth, is expected.

_________________________________________________

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

“Our drybulk fleet charters which provided us with significant cash flow contributions during 2012 are gradually due for renewal in 2013. We decided to put the first drybulk vessel that concluded its charter, Eleni P, into the Baumarine panamax bulker pool where we expect her to be earning spot market rates. We believe that the drybulk charter market will remain depressed in 2013 and would expect to see a modest recovery in 2014, therefore we do not intend to be chartering any of our drybulk vessels for a period more than a year. All but one of our containerships are employed at low market rates and ships coming up for renewals will probably be chartered for periods up to a year too. We remain optimistic that this market will also bottom out by the second half of 2013.

“On the investment front, we expect that very attractive vessel opportunities will be available during 2013 and we thoroughly monitor the secondhand markets. Our strong balance sheet and cash reserves allows us the comfort of being in a position to weather a difficult year without forgoing investment in additional vessels or the renewal of our fleet.

“Our Board decided to maintain our quarterly dividend to $0.015 per share which represents an annual yield of about 6.0% on the basis of our stock price on February 13, 2013.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the fourth quarter of 2012 reflect the challenging state of the market which influenced the charter rates earned by our containership vessels. Additionally, the drydocking of two of our vessels and our share of the loss of our Euromar joint venture influenced our fourth quarter results.  Our vessels earned on average about $2,500 per day per vessel less in the fourth quarter of 2012 as compared to the fourth quarter of 2011 resulting in a net loss of $2.0 million versus a net income of $1.1 million in the fourth quarter of last year.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, excluding drydocking costs, increase approximately 4.7% during the fourth quarter of 2012 compared to the same quarter of last year while for the full year 2012 the increase was approximately 1.0% over 2011;  Drydocking expenses expressed on a per vessel per day basis were lower by 46.2% for the full year 2012 and higher by 187.7% for the fourth quarter of 2012 as compared to the same periods in 2011 and were a function of the number of vessels undergoing drydocking in the respective periods. As always, we want to emphasize that cost control remains a key component of our strategy, especially, at depressed markets like at present.

“As of December 31, 2012, our outstanding debt was $61.6 million versus restricted and unrestricted cash of approximately $43.3 million. Our scheduled debt repayments over the next 12 months amounted to about $20.9 million which includes approximately $9.9 million of balloon repayments which we are considering refinancing. We were in compliance with all our debt covenants as of December 31, 2012.”

Fourth Quarter 2012 Results:

For the fourth quarter of 2012, the Company reported total net revenues of $12.4 million representing an 18.9% decrease over total net revenues of $15.3 million during the fourth quarter of 2011. The Company reported a net loss for the period of $2.0 million as compared to net income of $1.1 million for the fourth quarter of 2011. The results for the fourth quarter of 2012 include a $0.4 million net unrealized gain on derivatives and a $0.4 million net realized loss on derivatives as compared to $0.3 million net unrealized gain on derivatives and trading securities and $0.3 million realized loss on derivatives for the same period of 2011.

Depreciation expense for the fourth quarter of 2012 was $4.3 million, as compared to the $4.6 million of the same period of 2011. On average, 15.00 vessels were owned and operated during the fourth quarter of 2012 earning an average time charter equivalent rate of $9,510 per day compared to 16.00 vessels in the same period of 2011 earning an average time charter equivalent rate of $12,099 per day.

Adjusted EBITDA for the fourth quarter of 2012 was $2.5 million, a 59.7% decrease from $6.2 million achieved during the fourth quarter of 2011. Basic and diluted loss per share for the fourth quarter of 2012 was $0.04, calculated on 45,265,155 basic and diluted weighted average number of shares outstanding, compared to $0.03 earnings per share for the fourth quarter of 2011, calculated on 31,867,856 basic and 31,902,950 diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter ended December 31, 2012 of the unrealized gain and the realized loss on derivatives the loss per share would have remained unchanged at $0.04 per share basic and diluted compared to earnings of $0.04 per share for the quarter ended December 31, 2011. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2012 Results:

For the twelve months of 2012, the Company reported total net revenues of $52.5 million representing a 14.5% decrease over total net revenues of $61.4 million during the twelve months of 2011. The Company reported net loss for the period of $13.2 million as compared to net income of $1.1 million for the twelve months of 2011. The results for the twelve months of 2012 include a $1.1 million net unrealized gain on derivatives, a $1.7 million net realized loss on derivatives and $8.6 million loss on sale of a vessel, as compared to a $0.9 million net unrealized loss on derivatives and trading securities, $0.8 million net realized loss on derivatives and $1.3 million loss on amortization of fair value of charters acquired for the same period of 2011.

Depreciation expense for the twelve months of 2012 was $17.4 million compared to $18.3 million during the same period of 2011.  On average, 15.21 vessels were owned and operated during the twelve months of 2012 earning an average time charter equivalent rate of $10,155 per day compared to 16.00 vessels in the same period of 2011 earning an average time charter equivalent rate of $11,525 per day.

Adjusted EBITDA for the twelve months of 2012 was $14.9 million, a 31.0% decrease from $21.6 million achieved during the twelve months of 2011. Basic and diluted net loss per share for the twelve months of 2012 was $0.34, calculated on 38,950,100 basic and diluted weighted average number of shares outstanding, compared to earnings per share of $0.04 basic and diluted for the twelve months of 2011, calculated on 31,794,381 basic and 31,846,080 diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the losses for 2012 of the net unrealized gain on derivatives and trading securities, realized loss on derivatives and the loss on sale of a vessel, the adjusted loss per share for the year ended December 31, 2012 would have been $0.10 per share basic and diluted compared to earnings of $0.05 per share for the year ended December 31, 2011. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile, as of February the 14th is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P(*)	Panamax	72,119		1997	Baumarine Pool	Spot Earnings since end of January 2013
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-13	$10,300
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING	1	22,568	950	1990	TC ‘til Mar-13	$8,600
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Mar-13	$5,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Mar-13	$6,250
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Mar-13	$7,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Mar-13 +12 months in Charterers Option	$7,000 $12,000
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS,)	Handy size	23,596	1,599	1993	TC ‘till Mar -13	$6,000
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-13	$6,000
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Mar-13	$6,950
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Apr-13 + 6 months in Charterers Option	$6,725 $13,500
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

(*) ELENI P is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

Summary Fleet Data:

	3 months, ended December 31, 2011	3 months, ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2012
FLEET DATA
Average number of vessels (1)	16.00	15.00	16.00	15.21
Calendar days for fleet (2)	1,472.0	1,380.0	5,840.0	5,566.0
Scheduled off-hire days incl. laid-up (3)	29.4	28.8	139.6	44.9
Available days for fleet (4) = (2) - (3)	1,442.6	1,351.2	5,700.4	5,521.1
Commercial off-hire days (5)	136.8	2.6	184.8	208.4
Operational off-hire days (6)	6.4	11.8	18.8	33.1
Voyage days for fleet (7) = (4) - (5) - (6)	1,299.4	1,336.8	5,496.8	5,279.7
Fleet utilization (8) = (7) / (4)	90.1%	98.9%	96.4%	95.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	90.5%	99.8%	96.8%	96.2%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.6%	99.1%	99.7%	99.4%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,099	9,510	11,525	10,155
Vessel operating expenses excl. drydocking expenses (12)	5,242	5,381	5,490	5,401
General and administrative expenses (13)	524	654	511	658
Total vessel operating expenses (14)	5,766	6,035	6,001	6,058
Drydocking expenses (15)	213	611	539	290

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Thursday, February 14, 2013 at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote “Euroseas”.

A replay of the conference call will be available until February 21, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Fourth Quarter and Full Year 2012 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2011	2012	2011	2012

Revenues
Voyage revenue	16,102,246	12,942,762	64,129,511	54,921,697
Related party revenue	60,493	60,000	240,000	240,000
Commissions	(813,961)	(607,993)	(2,972,967)	(2,673,703)
Net revenues	15,348,778	12,394,769	61,396,544	52,487,994

Operating expenses
Voyage expenses	380,427	228,879	777,902	1,329,668
Vessel operating expenses	6,295,675	6,183,195	26,249,339	25,075,139
Drydocking expenses	316,802	845,777	3,148,111	1,616,425
Depreciation	4,587,139	4,283,094	18,348,556	17,385,608
Management fees	1,420,607	1,242,360	5,810,095	4,984,098
Other general and administrative expenses	771,072	902,232	2,986,507	3,661,426
Net loss on sale of vessel	-	-	-	8,568,234
Other income	(2,155)	-	(735,707)	(254,604)
Total operating expenses	13,769,567	13,685,537	56,584,803	62,365,994

Operating income / (loss)	1,579,211	(1,290,768)	4,811,741	(9,878,000)

Other income/(expenses)
Interest and finance cost	(541,499)	(473,124)	(2,191,235)	(1,977,226)
Loss on derivatives, net	(1,293)	(1,262)	(1,498,122)	(637,403)
(Loss) / gain on trading securities	(31,194)	-	(235,750)	20,373
Foreign exchange (loss) / gain	12,043	(2,058)	(17,122)	8,321
Interest income	66,595	192,490	248,892	484,886
Other income / (expenses), net	(495,348)	(283,954)	(3,693,337)	(2,101,049)
Equity earnings / (loss) in joint venture	20,483	(443,281)	(2,415)	(1,219,692)
Net income / (loss)	1,104,346	(2,018,003)	1,115,989	(13,198,741)
Earnings (loss), per share2, basic	0.03	(0.04)	0.04	(0.34)
Weighted average number of shares[2], basic	31,867,856	45,265,155	31,794,381	38,950,100
Earnings (loss), per share[2], diluted	0.03	(0.04)	0.04	(0.34)
Weighted average number of shares[2], diluted	31,902,950	45,265,155	31,846,080	38,950,100

_____________________________________

2   The earnings/loss per share and the weighted average number of shares, basic and diluted, have been adjusted retroactively for all periods presented to give effect to the bonus element of the shares associated with the rights offering which expired on June 15, 2012.

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2011	December 31, 2012

ASSETS
Current Assets:
Cash and cash equivalents	31,204,863	33,374,960
Trade accounts receivable	1,370,886	1,425,171
Other receivables, net	2,324,131	2,310,111
Inventories	2,606,535	1,812,636
Due from related party	208,704	4,948,443
Restricted cash	870,111	926,011
Trading securities	27,473	-
Prepaid expenses	264,884	273,080
Total current assets	38,877,587	45,070,412

Fixed assets:
Vessels, net	237,063,878	206,934,746
Long-term assets:
Restricted cash	5,050,000	9,000,000
Deferred charges, net	454,559	318,578
Deferred assets	243,392	-
Investment in joint venture	14,458,752	16,989,061
Total long-term assets	257,270,581	233,242,385
Total assets	296,148,168	278,312,797

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,332,000	20,937,000
Trade accounts payable	1,886,766	2,438,716
Accrued expenses	1,659,594	1,143,626
Accrued dividends	47,525	36,424
Deferred revenue	2,268,038	1,093,317
Derivatives	1,907,088	1,718,438
Total current liabilities	21,101,011	27,367,521

Long-term liabilities:
Long term debt, net of current portion	61,581,000	40,644,000
Derivatives	1,544,409	675,130
Total long-term liabilities	63,125,409	41,319,130
Total liabilities	84,226,420	68,686,651

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 31,167,211 and 45,319,605, respectively, issued and outstanding)

    Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)

	935,017 -	1,359,586 -
Additional paid-in capital	236,843,470	251,758,461
Accumulated deficit	(25,856,739)	(43,491,900)
Total shareholders' equity	211,921,748	209,626,146
Total liabilities and shareholders' equity	296,148,168	278,312,797

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,
	2011	2012

Cash flows from operating activities:
Net income/(loss)	1,115,989	(13,198,741)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of vessels	18,348,556	17,385,608
Amortization of deferred charges	144,815	135,981
Amortization of fair value of time charters	(1,318,211)	-
Loss in investment in joint venture	2,415	1,219,692
Share-based compensation	568,488	671,381
Loss on sale of vessel	-	8,568,234
Unrealized loss/(gain) on derivatives, net	650,853	(1,057,929)
Loss / (gain) on trading securities	235,750	(20,373)
Proceeds from the sale of trading securities	-	47,846
Changes in operating assets and liabilities	(2,430,982)	(5,238,593)
Net cash provided by operating activities	17,317,673	8,513,106

Cash flows from investing activities:
Proceeds from sale of a vessel	-	4,250,843
Contribution to joint venture	-	(3,750,000)
Insurance proceeds	1,793,832	-
Change in restricted cash	102,603	(4,005,900)
Net cash provided by / (used in) investing activities	1,896,435	(3,505,057)

Cash flows from financing activities:
Dividends paid	(8,442,371)	(4,447,522)
Offering expenses paid	(148,392)	(295,733)
Loan arrangements fees paid	(220,000)	-
Proceeds from shares issued	-	15,237,303
Repayment of long-term debt	(13,472,000)	(13,332,000)
Net cash used in financing activities	(22,282,763)	(2,837,952)

Net (decrease) / increase in cash and cash equivalents	(3,068,655)	2,170,097
Cash and cash equivalents at beginning of period	34,273,518	31,204,863
Cash and cash equivalents at end of period	31,204,863	33,374,960

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2012
Net income / (loss)	1,104,346	(2,018,003)	1,115,989	(13,198,741)
Interest and finance costs, net (incl. interest income)	474,905	280,634	1,942,343	1,492,340
Depreciation	4,587,139	4,283,094	18,348,556	17,385,608
Net loss on sale of vessel	-	-	-	8,568,234
Loss on derivatives, net	1,293	1,262	1,498,122	637,403
Amortization of the fair value of charters acquired	-	-	(1,318,211)	-
Adjusted EBITDA	6,167,683	2,546,987	21,586,799	14,884,844

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2012
Net cash flow provided by operating activities	6,989,625	2,097,348	17,317,673	8,513,106
Changes in operating assets / liabilities	(1,390,825)	372,697	2,430,982	5,238,593
Loss on derivatives (realized)	296,068	424,771	847,270	1,695,331
Proceeds from sale of trading securities, gain on trading securities and equity loss in joint venture	(10,711)	(443,281)	(238,165)	(1,247,165)
Share-based compensation	(157,195)	(153,650)	(568,488)	(671,381)
Interest, net	440,721	249,102	1,797,527	1,356,360
Adjusted EBITDA	6,167,683	2,546,987	21,586,799	14,884,844

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss on derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

 (All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2012
Net income / (loss)	1,104,346	(2,018,003)	1,115,989	(13,198,741)
Unrealized (gain)/ loss on derivatives, net	(294,776)	(423,509)	650,853	(1,057,929)
Unrealized loss on trading securities	31,194	-	235,750	-
Realized (gain) / loss on trading securities	-	-	-	(20,373)
Realized loss on derivatives	296,068	424,771	847,270	1,695,331
Amortization of the fair value of charters acquired	-	-	(1,318,211)	-
Loss on sale of vessel	-	-	-	8,568,234
Adjusted net income/ (loss)	1,136,832	(2,016,741)	1,531,651	(4,013,478)
Adjusted net income/(loss) per share, basic	0.04	(0.04)	0.05	(0.10)
Weighted average number of shares, basic	31,867,856	45,265,155	31,794,381	38,950,100
Adjusted net income/(loss) per share, diluted	0.04	(0.04)	0.05	(0.10)
Weighted average number of shares, diluted	31,902,950	45,265,155	31,846,080	38,950,100

Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share Reconciliation:

Euroseas Ltd. considers Adjusted Net Income/(loss) to represent net earnings before gain / loss in derivatives, amortization of deferred revenues from above or below market time charters acquired, unrealized gain/loss on trading securities, and loss on sale of vessel. Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share  is included herein because we believe it assists our management and investors by increasing the comparability of the Company’s fundamental performance from period to period  by excluding the potentially disparate effects between periods  of gain / loss on derivatives, amortization of deferred revenues from above or below market time charters acquired and unrealized loss on trading securities, which items may significantly affect results of operations between periods.

Adjusted Net Income/(loss) and Adjusted Net Income/(loss) per share do not represent and should not be considered as an alternative to net income/(loss) or earnings/(loss) per share, as determined by U.S. GAAP. The Company’s definition of Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  February 14, 2013

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President